 Exhibit 99.1

Prophecy Has Initiated Detailed Engineering with M3 and also Receives $1.338 Million from Warrant Exercises

Vancouver, British Columbia, December 18, 2018 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce that since October 31, 2018, it has received additional gross aggregate proceeds of $1,338,168 from the exercise of 3,445,420 previously outstanding warrants (the “Warrants”). This is in addition to the previously announced bought deal prospectus offering of $5.52 million per the Company’s news release of November 22, 2018.

The Company also announces that, further to its previous news release dated August 15, 2018, the Company has selected M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona to provide engineering, procurement, construction and management services (EPCM) for its Gibellini Vanadium Project in response to its Request for Proposal. M3 was selected for its specific experience in heap leach engineering, and construction expertise in arid environments such as Nevada and Arizona.

Gerald Panneton commented: “We are very pleased to have awarded the EPCM services contract to M3, who bring very targeted experience to the Gibellini Vanadium Project located in Eureka, Nevada. With their proven experience and expertise in project design and construction management, we have completed the team to expedite the 2019 update of the engineering previously based on the May 2018 Preliminary Economic Assessment and the 2011 Feasibility Study. We look forward to filing in 2019 all of the construction related permit applications and initiating the Environmental Impact Statement with the Bureau of Land Management (BLM) for the Gibellini Project.”

Finally, further to its previous news release dated July 9, 2018, the Company has currently decided for the time being, not to spin off a royalty and streaming company as previously contemplated.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini has the largest NI 43-101 compliant measured and indicated primary vanadium resource known in the USA and is currently undergoing EPCM and permit development. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Gerald Panneton”
President and CEO

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.